UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER
                                    0-9347

                                 CUSIP NUMBER
                                  011612-40-5

(Check One:)/ /Form 10-K/ /Form 20-F/ /Form 11-K
/X/Form 10-Q/ /Form N-SAR

For Period Ended: September 30, 2000

/ /Transition Report on Form 10-K
/ /Transition Report on Form 20-F
/ /Transition Report on Form 11-K
/X/Transition Report on Form 10-Q
/ /Transition Report on Form N-SAR
For the Transition Period Ended:
-----------------------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

ALANCO TECHNOLOGIES, INC.

Former Name if Applicable

ALANCO ENVIRONMENTAL RESOURCES CORPORATION

Address of Principal Executive Office (State and Number)

15900 North 78th Street, Suite 101, Scottsdale, Arizona 85260

PART II -- rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant requires additional time to complete Form 10-QSB and auditor's review is not complete. Form 10-QSB is projected to be filed by November 29, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JOHN A. CARLSON              480            607-1010
(Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes   / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

---------------------------------See attached----------------------------------
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ALANCO TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     November 15, 2000             By   /s/ John A. Carlson
                                        John A. Carlson
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                          ALANCO TECHNOLOGIES, INC.
                          FIRST QUARTER 2001 RESULTS

Alanco Technologies, Inc. will report a net loss of $267,400, or $0.04 per share, for the fiscal year 2001 first quarter, compared to a net loss of $119,800, or $0.02 per share, for the same quarter in the prior year.

In accordance with generally accepted accounting principles, the Company reported sales revenue from its data storage business segments for the quarter ended September 30, 2000, of $2,746,400, compared to zero for the comparable quarter ended September 30, 1999, since the Company was not engaged in the data storage business prior to October 1999. Eliminated entirely from the first quarter's revenue is $1,682,300 generated by the Company's previous business segments that have been classified as discontinued operations for the current quarter. The loss for the quarter was attributable to planned investments related to the Company's new business segments.

Attached is the condensed consolidated statement of operations for the three months ended September 30, 2000 and 1999.


Alanco Technologies, Inc.
Condensed Consolidated Statement of Operations


                                                         Three months ended September 30,
                                                               2000                1999
                                                         ----------------     --------------
Net Sales                                                $     2,746,400      $      --
Cost of Sales                                                 (1,575,800)            --
                                                         ----------------     --------------
   Gross Profit                                                1,170,600             --

Selling, General & Administrative Expense                     (1,467,300)          (151,200)
Other Expense, Net                                                (7,700)            (6,200)
                                                         ----------------     --------------
   Loss from Continuing Operations                              (304,400)          (157,400)
   Operating Income - Discontinued Operations                     37,000             37,600
                                                         ----------------     --------------

      Net Loss                                           $      (267,400)     $    (119,800)
                                                         ================     ==============


Loss Per Share - Basic & Diluted:

   Loss from Continuing Operations                       $         (0.05)     $       (0.03)
   Income from Discontinued Operations                              0.01               0.01
                                                         ----------------     --------------

      Net Loss per Basic Common Share                    $         (0.04)     $       (0.02)
                                                         ----------------     --------------

Weighted Average Common Shares
   & Equivalents Outstanding                                   6,766,973          5,049,225
                                                         ================     ==============

